# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Matinas BioPharma Holdings, Inc., CIK 0001582554
CUSIP: 576810303
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1545 ROUTE 206 SOUTH, SUITE 302, BEDMINSTER, New Jersey (NJ), 07921
Date of event which requires filing of this statement: 06/10/2026
Filed by CIK 0002056830
Persons authorized to receive notices and communications: Adam Stern, 888 C 8th Ave #530, SUITE 302, New York, New York (NY), 10019, 914-843-5641

## Reporting persons
- Sanitam Partners LLC (CIK 0002056830): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- STERN ADAM K (CIK 0001403497): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 2,972,524; shared voting power 0; sole dispositive power 2,972,524; shared dispositive power 0; aggregate amount beneficially owned 2,972,524 (9.99% of the class)
  Comment: The number of shares reported in Rows 7 and 9 includes: (a) 28,260 shares of Common Stock and 141,462 shares of Common Stock issuable upon exercise of warrants owned by Mr. Stern, (b) 416,900 shares of Common Stock, 344,710 shares of Common Stock issuable upon exercise of warrants and 172,354 shares of Common Stock issuable upon conversion of Preferred Stock owned by A.K.S. Family Partners LP ("AKSLP"), (c) 26,500 shares of Common Stock owned by AKS Family Foundation ("AKS"), (d) 743,785 shares of Common Stock, 630,335 shares of Common Stock issuable upon exercise of warrants and 452,218 shares of Common Stock issuable upon conversion of Preferred Stock owned by Stern Aegis Ventures, LLC Defined Benefit Plan for the Benefit of Adam K Stern ("SternAegis DBP"), (e) 6,000 shares of Common Stock owned by Pavillion Capital Partners LLC, (f) 6,000 shares of Common Stock owned by Piper Venture Partners LLC, (g) 1,000 shares of Common Stock owned by IRA Adam K Stern - Rollover IRA, and (h) 3,000 shares of Common Stock owned by Stern Aegis Ventures LLC 401k Plan for the Benefit of Adam K Stern. Mr. Stern has voting and investment control of the securities held by AKSLP and AKS. Mr. Stern disclaims beneficial ownership of the securities held by AKSLP and AKS except as relates to his equity interest in such securities. Each of (a) the Preferred Stock beneficially owned by the Reporting Person is subject to a beneficial ownership limitation of 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Preferred Stock (the "9.99% Blocker") and (b) the warrants beneficially owned by the Reporting Person are subject to a beneficial ownership limitation of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of such warrant (the "4.99% Blocker", and together with the "9.99% Blocker", the "Ownership Blockers"). The percentage set forth in row (13) gives effect to the Ownership Blockers.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Matinas BioPharma Holdings, Inc.
Address of issuer's principal executive offices: 1545 ROUTE 206 SOUTH, SUITE 302, BEDMINSTER, New Jersey (NJ), 07921
Comment: This Amendment No. 2 to the Schedule 13D (this "Amendment No. 2"), relates to the shares of Common Stock of the Issuer and hereby amends the Schedule 13D filed with the Securities Exchange Commission on February 21, 2025 (the "Initial Schedule" as subsequently amended and together with this Amendment No. 2, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 31, 2025, Mr. Stern caused SternAegis DBP to exercise Warrants to purchase 92,100 shares of Common Stock at a price of $0.6446 per share using the Warrant's cashless exercise mechanism.

On July 10, 2026, Mr. Stern caused (i) AKSLP to exercise Warrants to purchase 344,710 shares of Common Stock and (ii) SternAegis DBP to exercise Warrants to purchase 630,335 shares of Common Stock, each at a price of $0.35 per share using personal funds, as further described in Item 5(c).

The Reporting Persons' response to Item 5(c) is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons' response to Item 5(c) is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and supplemented to add the following:

The aggregate percentage of shares reported owned by the Reporting Persons is based upon (i) 13,692,796 shares of Common Stock outstanding, which is the sum of the total number of shares of Common Stock outstanding as of July 13, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2026, and (ii) shares of Common Stock issuable upon the exercise of warrants and conversion of Preferred Stock held by the Reporting Persons. The ownership of each Reporting Person in this Item 5 includes the shares of Common Stock issuable upon the exercise of warrants and conversion of Preferred Stock that are exercisable or convertible, as applicable, within 60 days. The ownership percentage of each Reporting Person in this Item 5 reflects the application of the 4.99% Blocker. However, each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of his or its equity interest therein.

The holders of the Preferred Stock are entitled to vote with the holders of Common Stock on all matters presented to stockholders. In any such vote, each share of Preferred Stock is entitled to a number of votes equal to the Stated Value per share of the Preferred Stock divided by $0.6393, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock (the "Voting Price"). Based on the Voting Price of the Preferred Stock and the holdings of Common Stock Mr. Stern may be deemed to beneficially own, Mr. Stern may vote the equivalent of 13.1% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: N/A
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented to add the following:

On June 10, 2026, Sanitam made a distribution to its members for no additional consideration of 4,798,636 Warrants and 1,406 shares of Preferred Stock. Of the Warrants and Preferred Stock distributed by Sanitam, AKSLP received Warrants to purchase 344,710 shares of Common Stock and 101 shares of Preferred Stock. After such distribution, Sanitam no longer holds any securities of the Issuer.

On July 10, 2026, the Issuer entered into inducement offer letter agreements (the "Inducement Letters") with certain of the holders of Warrants, including the Reporting Persons, pursuant to which holders agreed to exercise for cash all of their outstanding Warrants at the current exercise price of $0.35 per share in consideration for the Issuer's agreement to issue, in a private placement, new unregistered common stock purchase warrants (the "New Warrants"). The Issuer is required to obtain stockholder approval ("Inducement Stockholder Approval") for the issuance of the shares of Common Stock underlying the New Warrants. In connection with the inducement letters, (i) AKSLP exercised Warrants to purchase 344,710 shares of Common Stock and acquired New Warrants to purchase 344,710 shares of Common Stock and (ii) SternAegis DBP exercised Warrants to purchase 630,335 shares of Common Stock and acquired New Warrants to purchase 630,335 shares of Common Stock

The New Warrants will be exercisable beginning on the date Inducement Stockholder Approval is received at an exercise price of $0.35 per share and will expire on the five-year anniversary of the date Inducement Stockholder Approval is received. A holder of New Warrants will not have the right to exercise any portion of its New Warrants if the holder, together with its affiliates and attribution parties, would beneficially own in excess of 4.99% or 9.99%, as applicable, of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. A holder may increase or decrease the beneficial ownership limitation up to 9.99%, provided, however, that any increase in the beneficial ownership limitation shall not be effective until the 61st day after notice of such change is delivered to the Issuer.

The Issuer engaged ThinkEquity LLC (the "Solicitation Agent") to act as its exclusive warrant solicitation agent in connection with the transactions described above pursuant to that certain Warrant Solicitation Agent Agreement, by and between the Issuer and the Solicitation Agent, dated as of June 25, 2026 (the "Warrant Solicitation Agent Agreement"). Pursuant to the Warrant Solicitation Agent Agreement, the Issuer agreed to pay the Solicitation Agent a fee consisting of (i) a cash payment equal to 10% of the aggregate gross cash proceeds received by the Issuer from the holders' exercise of the Warrants and (ii) warrants (the "Solicitation Agent Warrants") to purchase 374,330 shares of Common Stock (5% of the aggregate number of shares underlying the New Warrants issued to the holders in connection with the transactions contemplated by the Inducement Letters). The Solicitation Agent Warrants have terms substantially similar to the New Warrants. The Solicitation Agent distributed 141,462 Solicitation Agent Warrants to Mr. Stern in connection with the above-described transaction.

The Reporting Persons' information on the cover page is incorporated by reference to this Item 5.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons' response to Item 5(c) is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Form of Inducement Letter (incorporated herein by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on July 13, 2026).

99.2 - Form of New Warrant (incorporated herein by reference to Exhibit 4.2 of the Issuer's Current Report on Form 8-K filed with the SEC on July 13, 2026).

99.3 - Warrant Solicitation Agent Agreement, dated July 10, 2026, by and between Matinas BioPharma Holdings, Inc. and ThinkEquity LLC (incorporated herein by reference to Exhibit 10.5 of the Issuer's Current Report on Form 8-K filed with the SEC on July 13, 2026).

## Signatures
- Sanitam Partners LLC: /s/ Adam K Stern, Adam K Stern, Manager (08/13/2026)
- STERN ADAM K: /s/ Adam K Stern, Adam K Stern (08/13/2026)